SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                          MICRO LINEAR CORPORATION
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                  594850109
                                (CUSIP Number)

                                RAJ RAJARATNAM
                           GALLEON ADVISORS, L.L.C.
                            135 EAST 57TH STREET
                          NEW YORK, NEW YORK  10022
                                (212) 371-2809

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              April 21, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 20 Pages

13D/A
CUSIP No. 594850109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 194,196
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 194,196
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                194,196
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.6%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 20 Pages

13D/A
CUSIP No. 594850109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon International Fund, Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   122,639
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  122,639
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  122,639
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.0%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 20 Pages

13D/A
CUSIP No. 594850109
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Omni Fund Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              British Virgin Islands
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    22,265
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    22,265
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   22,265
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .2%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 20 Pages

13D/A
CUSIP No. 594850109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Polaris Prime Technology, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                   - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     25,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     25,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     25,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 .2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 5 of 20 Pages

13D/A
CUSIP No. 594850109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Galleon Admirals, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                   - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     60,900
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     60,900
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     60,900
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 .5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 6 of 20 Pages

13D/A
CUSIP No. 594850109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Management, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        169,904
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        169,904
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        169,904
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.4%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 7 of 20 Pages

13D/A
CUSIP No. 594850109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Galleon Management, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    169,904
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    169,904
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    169,904
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.4%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 8 of 20 Pages

13D/A
CUSIP No. 594850109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                 Galleon Advisors, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  255,096
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  225,096
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  255,096
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.1%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 9 of 20 Pages

13D/A
CUSIP No. 594850109
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                  Raj Rajaratnam

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                425,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                425,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                425,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 20 Pages

      This Amendment No. 1 amends the statement on Schedule 13D which was filed on February 28, 1997 by the undersigned (the "Schedule 13D") with respect to the common stock, par value $.001 per share ("Common Stock") of Micro Linear Corporation ("MLC"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                              *     *     *

ITEM 2.   IDENTITY AND BACKGROUND.

      This statement is filed by (a) Galleon Partners, L.P. (the "Domestic Fund"), (b) Galleon International Fund, Ltd. (the "Offshore Fund"), (c) Galleon Omni Fund Ltd. (the "Omni Fund"), (d) Polaris Prime Technology, L.P. ("Polaris"), (e) Galleon Admirals, L.P. ("Admirals Fund"), (f) Galleon Management, L.P. ("Management LP"), (g) Galleon Management, L.L.C. ("Management LLC"), (h) Galleon Advisors, L.L.C. ("Advisors") and (i) Raj Rajaratnam ("Rajaratnam"). The persons listed in (a) through (i) above are collectively referred to herein as the "Reporting Persons" and information regarding each Reporting Person is set forth below.
      The Domestic Fund is a Delaware limited partnership having its principal place of business at 135 East 57th Street, New York, New York 10022. The principal business of the Domestic Fund, a private investment partnership, is to achieve long-term capital appreciation primarily through investments in equity securities. Rajaratnam is the managing member of Advisors, the general partner of the Domestic Fund.
      The Offshore Fund is a company incorporated under the laws of Bermuda with its principal place of business at 6 Front Street, Hamilton HM11, Bermuda. The principal business of the Offshore Fund, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to the Offshore Fund. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     The Omni Fund is a company incorporated under the laws of the British Virgin Islands with its principal place of business at Charlotte House, Charlotte Street, P.O. Box N-9204, Nassau, Bahamas. The principal business of the Omni Fund, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to the Omni Fund. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     Polaris is a Delaware limited partnership with its principal place of business at 171 Church Street, Suite 330, Charleston, South Carolina 29401. The primary business objective of Polaris, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to Polaris. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
      The Admirals Fund is a Delaware limited partnership having its principal place of business at 135 East 57th Street, New York, New York 10022. The principal business of the Admirals Fund, a private investment partnership, is to achieve long-term capital appreciation primarily through investments in equity securities. Rajaratnam is the managing member of Advisors, the general partner of the Admirals Fund.

                               Page 11 of 20 Pages

     Management LP is a Delaware limited partnership with its principal place of business at 135 East 57th Street, New York, New York 10022. Management LP manages the investment portfolios of the Offshore Fund, the Omni Fund and Polaris. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     Management LLC is a Delaware limited liability company with its principal place of business at 135 East 57th Street, New York, New York 10022. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     Advisors is a Delaware limited liability company, and is the general partner of and provides investment advice to the Domestic Fund. The principal place of business of Advisors is 135 East 57th Street, New York, New York 10022. Rajaratnam is the managing member of Advisors.
     Rajaratnam is a U.S. citizen and is the managing member of both Management LLC and Advisors. The principal place of business of Rajaratnam is 135 East 57th Street, New York, NY 10022. Through Advisors, Management LLC and Management LP, Rajaratnam has primary investment discretion for the investment portfolios of the Domestic Fund, the Offshore Fund, the Omni Fund and Polaris.
      None of the persons described in this Item 2, during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate number of shares of Common Stock purchased and the net investment cost of such shares is as follows:

                                  Aggregate                       Net
          Name                    # of Shares                Investment Cost

          Domestic Fund           194,196                   $2,107,027
          Offshore Fund           122,639                   $1,330,633
          Omni Fund                22,265                   $  241,575
          Polaris                  25,000                   $  250,000
          Admirals Fund            60,900                   $  660,765

      The source of the funds used to make the purchases of the Common Stock was working capital and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.
      The Common Stock beneficially owned by the Domestic Fund, the Offshore Fund, the Omni Fund and Admirals Fund is held in margin accounts at Morgan Stanley & Co., Incorporated and the Common Stock beneficially owned by Polaris is held in a margin account at Bear, Stearns & Co., all of which accounts may, from time to time, have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amount, if any, of margin used with respect to the Common Stock purchased. Currently, the interest rate charged on such margin accounts is 6.0% per annum.

                               *      *      *

                               Page 12 of 20 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons is enumerated below:

                       Number of                     Percentage of
Name                 Common Shares                   Common Shares

Domestic Fund           194,196                          1.6%
Offshore Fund           122,639                          1.0%
Omni Fund                22,265                           .2%
Polaris                  25,000                           .2%
Admirals Fund            60,900                           .5%

The Reporting Persons own in the aggregate 425,000 (3.5%) of the outstanding shares of Common Stock of MLC.
       The approximate aggregate percentage of shares of Common Stock beneficially owned by each person herein is based on 12,054,080 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 31, 1996, as reflected in MLC's annual report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended December 31, 1996 (which is the most recent Form 10-K on file with the SEC).
      (b) The power to vote the Common Stock with respect to each Reporting Person noted in paragraph (a) above is as set forth on the cover sheet of this
Schedule 13D for such Reporting Person.
      Management LP does not directly own any of the Common Stock. Management LP may be deemed to indirectly beneficially own 169,904 shares of Common Stock by virtue of its investment advisory relationships with the Offshore Fund, the Omni Fund and Polaris pursuant to which Management LP provides discretionary investment advisory services.
      Management LLC does not directly own any of the Common Stock.
Management LLC may be deemed to indirectly beneficially own 169,904 shares of Common Stock by virtue of its position as general partner of Management LP.
     Advisors does not directly own any of the Common Stock. Advisors may be deemed to indirectly beneficially own 255,096 shares of Common Stock by virtue of its position as general partner of the Domestic Fund and Admirals Fund.
     Rajaratnam does not directly own any of the Common Stock. Rajaratnam may be deemed to indirectly beneficially own 425,000 shares of Common Stock as the managing member of both Advisors and Management LLC.





                               Page 13 of 20 Pages

      (c) The following is a list of transactions by the Reporting Persons involving the Common Stock of MLC during the 60 day period prior to and including April 21, 1997 and from April 22, 1997 through the filing date hereof.

                                     No. of Shares
Name                    Date         purchased/(sold)      Price/Share

Domestic Fund         2/26/97              1,250             $13.5000
                      2/28/97              1,750              13.0500
                      2/28/97              2,500              13.1875
                      2/28/97              5,000              13.2500
                      3/05/97             12,500              12.7500
                      3/05/97             (2,000)             13.0625
                      3/05/97             (7,500)             13.0000
                      3/07/97              7,125              12.9583
                      3/10/97             11,875              12.8750
                      3/11/97               (475)             13.2500
                      3/12/97                950              12.9375
                      3/12/97             (3,563)             13.0000
                      3/19/97            (30,875)             11.3750
                      3/24/97                760              10.7500
                      3/27/97              2,375              12.5000
                      3/27/97            (16,625)             12.5000
                      3/31/97             13,063              12.4659
                      4/01/97              3,115              12.1875
                      4/01/97             (3,115)             12.3750
                      4/02/97              2,519              12.0698
                      4/03/97              2,448              12.1250
                      4/04/97              4,450              13.0000
                      4/04/97             (1,825)             13.6875
                      4/07/97             (4,450)             13.8125
                      4/08/97              4,895              13.6250
                      4/09/97                445              14.0000
                      4/09/97              4,450              14.0000
                      4/09/97             (8,989)             14.0050
                      4/10/97             (5,563)             13.8125
                      4/10/97            (17,489)             13.9004
                      4/10/97            (22,250)             13.8750
                      4/11/97                890              13.6250
                      4/11/97              2,225              13.8750
                      4/14/97              3,338              14.3958
                      4/15/97             (4,450)             15.0000
                      4/16/97             (6,675)             14.2500
                      4/17/97             (6,675)             14.8750
                      4/21/97            (11,125)             15.2500
                      4/22/97            (33,375)             14.3330
                      4/23/97            (20,025)             14.2080
                      4/24/97             (8,900)             14.5000
                      4/24/97            (11,125)             14.6250
                      4/24/97            (33,375)             14.8167
                      4/25/97              2,225              14.5000
                      4/28/97            (24,458)             14.3750


                             Page 14 of 20 Pages

Offshore Fund         2/26/97              1,000             $13.5000
                      2/28/97              1,400              13.0500
                      2/28/97              2,000              13.1875
                      2/28/97              4,000              13.2500
                      3/05/97             10,000              12.7500
                      3/05/97             (1,600)             13.0625
                      3/05/97             (6,000)             13.0000
                      3/07/97              6,000              12.9583
                      3/10/97             10,000              12.8750
                      3/11/97               (400)             13.2500
                      3/12/97                800              12.9375
                      3/12/97             (3,000)             13.0000
                      3/19/97            (26,000)             11.3750
                      3/24/97                640              10.7500
                      3/27/97              2,000              12.5000
                      3/27/97            (14,000)             12.5000
                      3/31/97             11,000              12.4659
                      4/01/97              3,010              12.1875
                      4/01/97              3,010              12.3750
                      4/02/97              2,434              12.0698
                      4/03/97              2,365              12.1250
                      4/04/97              4,300              13.0000
                      4/04/97             (1,763)             13.6875
                      4/07/97             (4,300)             13.8125
                      4/08/97              4,730              13.6250
                      4/09/97                430              14.0000
                      4/09/97              4,300              14.0000
                      4/09/97             (8,686)             14.0050
                      4/10/97             (5,375)             13.8125
                      4/10/97            (16,899)             13.9004
                      4/10/97            (21,500)             13.8750
                      4/11/97                860              13.6250
                      4/11/97              2,150              13.8750
                      4/14/97              3,225              14.3958
                      4/15/97             (4,300)             15.0000
                      4/16/97             (6,450)             14.2500
                      4/17/97             (6,450)             14.8750
                      4/21/97            (10,750)             15.2500
                      4/22/97            (32,250)             14.3330
                      4/23/97            (19,350)             14.2080
                      4/24/97             (8,600)             14.5000
                      4/24/97            (10,750)             14.6250
                      4/24/97            (32,250)             14.8167
                      4/25/97              2,150              14.5000
                      4/28/97            (23,632)             14.3750




                               Page 15 of 20 Pages

Omni Fund             2/26/97                250             $13.5000
                      2/28/97                350              13.0500
                      2/28/97                500              13.1875
                      2/28/97              1,000              13.2500
                      3/05/97              2,500              12.7500
                      3/05/97               (400)             13.0625
                      3/05/97             (1,500)             13.0000
                      3/07/97              1,875              12.9583
                      3/10/97              3,125              12.8750
                      3/11/97               (125)             13.2500
                      3/12/97                250              12.9375
                      3/12/97               (937)             13.0000
                      3/19/97             (8,125)             11.3750
                      3/24/97                200              10.7500
                      3/27/97                625              12.5000
                      3/27/97             (4,375)             12.5000
                      3/31/97              3,437              12.4659
                      4/01/97                875              12.1875
                      4/01/97               (875)             12.3750
                      4/02/97                707              12.0698
                      4/03/97                687              12.1250
                      4/04/97              1,250              13.0000
                      4/04/97               (512)             13.6875
                      4/07/97             (1,250)             13.8125
                      4/08/97              1,375              13.6250
                      4/09/97                125              14.0000
                      4/09/97              1,250              14.0000
                      4/09/97             (2,525)             14.0050
                      4/10/97             (1,562)             13.8125
                      4/10/97             (4,912)             13.9004
                      4/10/97             (6,250)             13.8750
                      4/11/97                250              13.6250
                      4/11/97                625              13.8750
                      4/14/97                937              14.3958
                      4/15/97             (1,250)             15.0000
                      4/16/97             (1,875)             14.2500
                      4/17/97             (1,875)             14.8750
                      4/21/97             (3,125)             15.2500
                      4/22/97             (9,375)             14.3330
                      4/23/97             (5,625)             14.2080
                      4/24/97             (2,500)             14.5000
                      4/24/97             (3,125)             14.6250
                      4/24/97             (9,375)             14.8167
                      4/25/97                625              14.5000
                      4/28/97             (6,870)             14.3750


Polaris               4/07/97            (20,000)            $13.0000
                      4/14/97            (20,000)             14.4900
                      4/23/97            (50,000)             14.0000
                      4/24/97            (25,000)             14.7095






                             Page 16 of 20 Pages

Admirals Fund         3/10/97             25,000             $12.8750
                      3/24/97             17,500              11.0090
                      4/03/97              4,500              12.3750
                      4/07/97              7,500              13.1250
                      4/18/97             13,900              14.8930
                      4/18/97             25,000              14.9250
                      4/18/97            (10,000)             15.5000
                      4/18/97            (10,000)             15.7500
                      4/18/97            (12,500)             15.8500


      The Common Stock transactions noted above were executed by the Reporting Persons in the over-the-counter market through brokerage transactions in the ordinary course of business.
      (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
      (e) As of April 24, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of MLC.

                               *      *      *



























                               Page 17 of 20 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 1, 1997                 GALLEON PARTNERS, L.P.

                                    By: Galleon Advisors, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON INTERNATIONAL FUND, LTD.

                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON OMNI FUND, LTD.

                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member





                               Page 18 of 20 Pages

                                    POLARIS PRIME TECHNOLOGY, L.P.

                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        ___________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON ADMIRALS, L.P.

                                    By: Galleon Advisors, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.P.

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.L.C.

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON ADVISORS, L.L.C.

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                               Page 19 of 20 Pages

                                    RAJ RAJARATNAM

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam








































                               Page 20 of 20 Pages